Liberty Splitco, Inc.

12300 Liberty Boulevard
Englewood, Colorado 80112

(720) 875-5300

April 18, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Liberty Splitco, Inc.

Registration Statement on Form S-4 (File No. 333-171201)

Ladies and Gentlemen:

Liberty Splitco, Inc. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 (the “Filing”) of the Issuer to 10:00 a.m. (New York City time) on April 19, 2011, or as soon as practicable thereafter.

In connection with the foregoing request, the Issuer hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Liberty Splitco, Inc.

By:	/s/ Charles Y. Tanabe
Name:	Charles Y. Tanabe
Title:	Executive Vice President and General Counsel